SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment 1)*

Amicus Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

03152W 10 9

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03152W 109

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,356,043
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,356,043

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,356,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 03152W 109

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,356,043
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,356,443

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,356,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 03152W 109

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,356,043
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,356,043

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,356,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%
14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Amendment No. 1 amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons on February 22, 2022. Capitalized terms used herein and not defined have the meaning ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On February 23, 2022, the Issuer and ARYA entered into a Termination Agreement (the “Termination Agreement”) pursuant to which the parties mutually agreed to terminate the Business Combination Agreement due to unfavorable market conditions, effective immediately. As a result of the termination of the Business Combination Agreement, the Business Combination Agreement is of no further force and effect, which the exception of (a) Section 6.5(a) (Confidentiality; Access to Information), Section 9.2, Article XI (Miscellaneous) and Article I (Definitions) (to the extent related to the foregoing, each of which shall survive such termination and remain valid and binding obligations of the Issuer and ARYA in accordance with their terms and (b) the Mutual Confidentiality Agreement, dated as of July 19, 2021, by and between the Issuer and ARYA, which shall survive such termination and remain a valid and binding obligation of the parties thereto in accordance with its terms. The Termination Agreement also included a mutual release, pursuant to which the Issuer and ARYA each released the other from any claims and liabilities under the Business Combination Agreement. Neither party will be required to pay the other a termination fee as a result of the mutual decision to enter into the Termination Agreement.

The termination of the Business Combination Agreement also terminates the Sponsor Letter Agreement with the exception of Section 6(i) and Section 6(iii) (Termination), which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their terms. The termination of the Business Combination Agreement also makes void and terminates that certain Investor Rights Agreement, dated September 29, 2021, by and among ARYA, the Master Fund and the other parties thereto, which was executed concurrently with the Business Combination Agreement.

The foregoing summary of the Termination Agreement is qualified in its entirety by the terms of the Termination Agreement, a copy of which is filed as Exhibit 4 to this Amendment No. 1 and incorporated by reference herein.

Following the Termination Agreement, the Reporting Persons intend going-forward to report with respect to their beneficial ownership of the Issuer’s Common Stock as a passive investor on Schedule 13G.

Father, as reflected under Item 5 below, the Master Fund has purchased additional shares of Common Stock and currently intends to further purchase additional shares, although there is no assurance of the extent or timing of such purchases.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

On February 28, 2022, the Master Fund purchased 450,000 shares of Common stock at a weighted average price of $8.08 per shared (high and low price range of $7.96 to $8.24), and 337,498 shares of Common Stock at a weighted average price of $8.13 per share (high and low price range of $8.09 to $8.15), and on March 1, 2022 the Master Fund purchased 200,000 shares of Common Stock at a weighted average price of $8.24 (high and low price range of $8.10 to $8.41), and 8,904 shares at a weighted average price of $8.20 (high and low price range of $8.16 to $8.23). The Reporting Persons undertake to provide upon request by the SEC staff full information regarding the number of shares purchased at each separate price.

The ownership percentages reported are based on 280,029,345 outstanding shares of Common Stock, as reported in the Issuer’s Form 10-K filed on February 24, 2022.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

The information included in Item 4 above is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 4    Termination Agreement, dated as of February 23, 2022, by and between ARYA and the Company (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 24, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2022

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member